UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Shareholder Benefit Program (“MUFG Shareholder Club”)

Tokyo, March 29, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to launch a shareholder benefit program, as outlined below, for which the initial record date has been set as of September 30, 2007.

1. Purpose of Shareholder Benefit Program

Individual investors play an increasingly important role in the expanding equity markets today. In order to achieve our medium- and long-term objective of maximizing our corporate value, we believe it critical to broaden our shareholder base by making our stock more accessible to potential individual shareholders.

Based on this belief, we recently decided to reduce our minimum stock investment unit,* effective as of Sunday, September 30, 2007, for the purpose of providing enhanced opportunities for investment in our stock. In addition, in order to encourage our shareholders to be long-term shareholders, we have also decided to launch a new shareholder benefit program for which the initial record date has been set as of the same date.

*	Our minimum ordinary stock investment unit will be reduced to one-tenth of the current unit through a stock split by which one share will be split into 1,000 shares and the adoption of a unit share system under which one unit of our ordinary stock will be comprised of 100 shares. (This investment unit reduction is subject to the approval by our shareholders of amendments to our Articles of Incorporation to increase the total number of authorized shares and address other related matters, at a shareholders’ meeting scheduled to be held in June 2007.)

2. Summary of Shareholder Benefit Program

(1)	Name of Shareholder Benefit Program

“MUFG Shareholder Club”

(2)	Record Date

September 30, 2007 and September 30 of each subsequent year

(3)	Eligible Shareholders

Shareholders recorded in the final shareholders registry and the beneficial shareholders registry as of the record date holding 100 shares (one investment unit) or more of MUFG ordinary stock

(Note) The above shareholding numbers assume the effectiveness of the proposed stock split and adoption of a share unit system.

(4)	Summary of Available Benefits

The following benefits will be available to shareholders, depending on their shareholdings as of the record date:

Benefits for Individual Shareholders (Current Plan):

Number of Shares Held	Benefits (Current Plan)
100 shares (1 unit) or more but less than 500 shares (5 units)	Character merchandise available only to MUFG shareholders (Items featuring Peter Rabbit®, the PR character for Mitsubishi UFJ Trust and Banking Corporation (MUTB), made available only to our shareholders)

500 shares (5 units) or more but less than 1,000 shares (10 units)

One of the following:

(i)     Preferential interest rate for time deposit accounts with The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU)

(ii)    Preferential interest rate for time deposit accounts with MUTB

(iii)  Preferential exchange rate for foreign currency denominated time deposit accounts newly set up with BTMU

(iv)   Discounted initial fees for services relating to execution of wills provided by MUTB

(v)    Discounted fees for brokerage services provided by Mitsubishi UFJ Securities Co., Ltd.

(vi)   Character merchandise available only to MUFG shareholders (also available to shareholders holding 100 or more but less than 500 shares)

1,000 (10 units) or more	Two of (i) through (vi) above (same or different two benefits)

Benefits for Corporate Shareholders (Current Plan):

Number of Shares Held	Benefits (Current Plan)
100 shares (1 unit) or more but less than 500 shares (5 units)	Character merchandise available only to MUFG shareholders (Items featuring Peter Rabbit®, MUTB’s PR character, made available only to our shareholders)

500 shares (5 units) or more but less than 1,000 shares (10 units)

One of the following:

(i)     Free admission to a business seminar held by Mitsubishi UFJ Research and Consulting Co., Ltd.

(ii)    Character merchandise available only to MUFG shareholders (also available to shareholders holding 100 or more but less than 500 shares)

1,000 (10 units) or more	Two of (i) or (ii) above (same or different two benefits)

(Note 1)	The benefits listed above are those which we currently plan to make available at the time of the commencement of the “MUFG Shareholder Club” program. They may be reviewed and adjusted prior to the commencement date of the program. We also expect to periodically review and adjust these benefits after the commencement date.

(Note 2)	The specific details of the benefits listed above, the procedures for participating in the “MUFG Shareholder Club” program and other information are expected to be made available later on MUFG’s website and in a “MUFG Shareholder Club” booklet scheduled to be distributed to shareholders around December 2007.

(Note 3)	The above shareholding numbers assume the effectiveness of the proposed stock split and adoption of a share unit system.

3. Commencement Date

The benefits are expected to be made available on or after Friday, January 4, 2008.

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.            Public Relations Division            81-3-3240-7651

Because the benefits provided by the program are generally limited to services and products offered in Japan, the benefits are, in effect, not conferred on our shareholders who do not reside in Japan. Thus, it is possible that the market price of our shares will not accurately represent the intrinsic value thereof that is available to or may be enjoyed by our non-Japan resident shareholders.

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current forecasts, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial conditions, its management in general and other future events. Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performances. MUFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. For information on the major factors that could cause these differences, please see MUFG’s latest annual report or other disclosures publicly available. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaims any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

This press release does not constitute an offer for sale or solicitation of an offer to buy any securities in or outside of Japan.